

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-Mail
Mark Moshayedi
President and Chief Executive Officer
sTec, Inc.
3001 Daimler Street
Santa Ana, CA 92705

> **Re:** **sTec, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed June 10, 2013**
> **File No. 000-31623**

Dear Mr. Moshayedi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Success of Transition Requires Timely Execution, Coherent Implementation, and Consistent Focus among sTec's Management and Directors

1. In the first paragraph, please disclose how sTec concluded that its progress will be "derailed." Also disclose how sTec concluded that the dissidents "desire to maximize trading flexibility" and have a "short-term investment horizon."

2. The second paragraph indicates that to focus solely on OEMs is "highly risky." We also noticed the third paragraph states that "major enterprise customers … are contemplating large-scale SDD-based system deployments." Please provide supplemental information, or further disclosure in the document as appropriate, to support these statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Please be aware that:

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3266 with any questions.


Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions


cc: <u>Via E-mail</u>
        James J. Moloney, Esq.
        David C. Lee, Esq.
        Gibson, Dunn and Crutcher LLP